Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

April 15, 2015

Buenos Aires

To:	Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class VI, Series I Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the second payment in respect of its Class VI, Series I Notes issued under its Global Program for the Issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, and under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 23, 2015.

Item: Payment of interest corresponding to the period starting on January 23, 2015 and ending on April 23, 2015.

Applicable Interest Rate: Class VI, Series I Notes accrue BADLAR (20.667373%) + 3.25% interest.

Amount of Interests: The applicable interest rate for the period described above is 23.917373% and the amount of interest payable is Ps. 8,265,558.34.

ISIN N°: ARGFGA560013

Capitalized terms which are not defined herein have their corresponding meaning defined in the Price Supplement dated October 14, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

April 15, 2015

Buenos Aires

To:	Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class VI, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the second payment in respect of its Class VI, Series II Notes issued under its Global Program for the Issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, and under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 23, 2015.

Item: Payment of interest corresponding to the period starting on January 23, 2015 and ending on April 23, 2015.

Applicable Interest Rate: Class VI, Series II Notes accrue BADLAR (20.667373%) + 4.25% interest.

Amount of Interests: The applicable interest rate for the period described above is 24.917373% and the amount of interest payable is Ps. 6,748,877.99.

ISIN N°: ARGFGA560021

Capitalized terms which are not defined herein have their corresponding meaning defined in the Price Supplement dated October 14, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.